Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2015

Reaffirms 2015 outlook on all measures; Solid performance, on a constant currency basis, driven by organic growth; Continued progress in execution of operational improvement plan

Toronto, Ontario – April 30, 2015 – Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) today reported its financial results for the three months ended March 31, 2015.

First quarter highlights
-	Consolidated revenues of $460.2 million. Up 2.1% on a constant currency basis.

-	Price up 1.8% and volume up 1.0%, at foreign currency exchange (“FX”) parity.

-	Adjusted operating EBIT(A) of $52.1 million. Up 27.9% on a constant currency basis. Adjusted operating EBIT(A) margins of 11.3%, up 220 basis points.

-	Adjusted EBITDA(A) of $106.9 million. Down 0.9% on a constant currency basis.

-	Free cash flow(B) of $27.6 million, reflecting higher planned capital expenditures.

-	Adjusted net income(A) per share of $0.25 versus $0.21 in the same quarter last year.

-
Through the repurchase of approximately 0.5 million shares and the payment of a quarterly dividend, returned $29.8 million to shareholders in the quarter.  Subsequent to the quarter, repurchased an additional 1.4 million shares as of April 29, 2015.

-	Closed the sale of our Long Island, New York assets on February 28, 2015 for total net proceeds of $76.2 million.

Management Commentary
(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

“Our performance in the first quarter gives us confidence in our 2015 outlook for revenue and free cash flow(B)growth, on a constant currency basis, and adjusted EBITDA(A) margin expansion of approximately 100-150 basis points for the year.  The first-quarter contributions, adjusted for the delayed volumes due to weather and insurable claims, are in line with our expectations.  We are reaffirming our 2015 outlook on all measures provided on February 26, 2015,” said Joseph Quarin, President and Chief Executive Officer, Progressive Waste Solutions Ltd. “In addition, we have identified further opportunities to reorganize and optimize our regional management structure, which we expect to result in a restructuring cost of $3.5 to $4.5 million, largely in the second quarter of 2015, and an annualized cost reduction of $3.0 to $3.5 million.”

Mr. Quarin continued, “We achieved a solid first-quarter performance, driven by strong organic revenue growth, excluding fuel surcharges and recycled commodities sales. Our new sales tools and training programs helped us achieve consolidated price improvement of 1.8% with gains in every service line, most notably in our commercial collection business.  Consolidated volume growth of 1.0% was driven by increases in our commercial and industrial segments.  We are also starting to see tangible results from our investments in our operational improvement plan. In the markets where we first introduced automated and compressed natural gas vehicles, operating costs are starting to decline.  As our capital spending slows in the second half of this year with the roll-out of these trucks, we will realize accelerated gains in adjusted EBITDA(A) and free cash flow(B). “

Progressive Waste Solutions Ltd. – March 31, 2015 - 1

First quarter ended March 31, 2015
Reported revenues decreased ($9.6) million or (2.0)% from $469.8 million in the first quarter of 2014 to $460.2 million in the first quarter of 2015.  Expressed on a reportable basis, and assuming FX parity between the Canadian and U.S. dollar, revenues increased 2.1% quarter over quarter.  This increase was due in large part to a 1.8% increase in overall pricing and higher volumes of 1.0%, partially offset by lower recycled commodity pricing and lower fuel surcharges.

Operating income was $49.2 million in the first quarter of 2015 versus $41.3 million in the first quarter of 2014.  Net income was $18.1 million versus $25.9 million in the first quarter of 2015 and 2014, respectively.

Adjusted amounts
Adjusted EBITDA(A) was $106.9 million, or (5.3)% lower, in the first quarter of 2015 versus $112.9 million in the same quarter a year ago.  Adjusted EBITDA(A) in the first quarter of 2015 includes a $3.2 million insurance cost, largely related to the development of prior year claims.   Adjusted operating EBIT(A) was $52.1 million, or 22.1% higher, in the quarter compared to $42.6 million in the same period last year.  Adjusted operating EBIT(A) in the current quarter includes a $9.2 million gain on the sale of our Long Island, New York assets.   Adjusted net income(A) was $28.2 million, or $0.25 per diluted share, compared to $24.8 million, or $0.21 per diluted share in the comparative period.

Progressive Waste Solutions Ltd. – March 31, 2015 - 2

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Operations and Comprehensive Income or Loss
(“Statement of Operations and Comprehensive Income or Loss”)
For the periods ended March 31, 2015 and 2014 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)
	Three months ended
	2015	2014

REVENUES	$460,205	$469,770
EXPENSES
OPERATING	288,518	293,198
SELLING, GENERAL AND ADMINISTRATION	67,698	65,065
AMORTIZATION	64,009	67,207
NET (GAIN) LOSS ON SALE OF CAPITAL AND LANDFILL ASSETS	(9,194)	3,033
OPERATING INCOME	49,174	41,267
INTEREST ON LONG-TERM DEBT	15,456	14,943
NET FOREIGN EXCHANGE (GAIN) LOSS	(283)	53
NET LOSS ON FINANCIAL INSTRUMENTS	10,759	3,335
RE-MEASUREMENT GAIN ON PREVIOUSLY HELD EQUITY INVESTMENT	-	(5,156)
INCOME BEFORE INCOME TAX EXPENSE AND NET
LOSS FROM EQUITY ACCOUNTED INVESTEE	23,242	28,092
INCOME TAX EXPENSE
Current	4,837	5,578
Deferred	284	(3,487)
	5,121	2,091
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	-	82
NET INCOME	18,121	25,919

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment	(41,682)	(18,737)

Derivatives designated as cash flow hedges, net of
income tax $nil (2014 - $nil)	-	-
Settlement of derivatives designated as cash flow hedges,
net of income tax $nil (2014 - ($225))	-	418
	-	418
TOTAL OTHER COMPREHENSIVE LOSS	(41,682)	(18,319)
COMPREHENSIVE (LOSS) INCOME	$(23,561)	$7,600

Net income per weighted average share, basic and diluted	$0.16	$0.23
Weighted average number of shares outstanding
(thousands), basic and diluted	112,501	115,177

Progressive Waste Solutions Ltd. – March 31, 2015 - 3

Progressive Waste Solutions Ltd.
Condensed Consolidated Balance Sheets (“Balance Sheet”)
March 31, 2015 (unaudited) and December 31, 2014 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except for issued and outstanding share amounts)
	March 31,	December 31,
	2015	2014
ASSETS
CURRENT
Cash and cash equivalents	$36,934	$41,636
Accounts receivable	190,778	216,201
Other receivables	42	47
Prepaid expenses	48,067	35,589
Income taxes recoverable	10,152	1,646
Restricted cash	521	521
	286,494	295,640

NET ASSETS HELD FOR SALE	-	61,016
OTHER RECEIVABLES	5,071	5,460
FUNDED LANDFILL POST-CLOSURE COSTS	10,465	11,365
INTANGIBLES	172,165	165,929
GOODWILL	884,297	937,294
LANDFILL DEVELOPMENT ASSETS	13,379	14,463
DEFERRED FINANCING COSTS	12,612	14,417
CAPITAL ASSETS	905,611	928,550
LANDFILL ASSETS	918,686	936,095
INVESTMENTS	816	892
OTHER ASSETS	1,270	5,315
TOTAL ASSETS	$3,210,866	$3,376,436

LIABILITIES
CURRENT
Accounts payable	$74,443	$86,825
Accrued charges	150,960	174,331
Dividends payable	14,129	15,517
Income taxes payable	3,106	5,933
Deferred revenues	16,446	16,323
Current portion of long-term debt	5,440	5,428
Landfill closure and post-closure costs	8,963	9,519
Other liabilities	19,890	16,558
	293,377	330,434

LONG-TERM DEBT	1,478,151	1,552,617
LANDFILL CLOSURE AND POST-CLOSURE COSTS	120,790	120,626
OTHER LIABILITIES	19,562	17,118
DEFERRED INCOME TAXES	125,098	126,848
TOTAL LIABILITIES	2,036,978	2,147,643

SHAREHOLDERS' EQUITY
Common shares (authorized - unlimited, issued
and outstanding - 111,518,630 (December 31, 2014 - 112,106,839))	1,727,759	1,734,372
Restricted shares (issued and outstanding - 481,928 (December 31, 2014 - 399,228))	(11,665)	(9,184)
Additional paid in capital	4,803	4,023
Accumulated deficit	(382,081)	(377,172)
Accumulated other comprehensive loss	(164,928)	(123,246)
Total shareholders' equity	1,173,888	1,228,793
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,210,866	$3,376,436

Progressive Waste Solutions Ltd. – March 31, 2015 - 4

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Cash Flows (“Statement of Cash Flows”)
For the periods ended March 31, 2015 and 2014 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)
	Three months ended
	2015	2014

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$18,121	$25,919
Items not affecting cash
Restricted share expense	806	716
Accretion of landfill closure and post-closure costs	1,599	1,539
Amortization of intangibles	11,298	13,898
Amortization of capital assets	36,109	37,155
Amortization of landfill assets	16,602	16,154
Interest on long-term debt (amortization of deferred financing costs)	764	854
Non-cash interest income	(65)	-
Net (gain) loss on sale of capital and landfill assets	(9,194)	3,033
Net loss on financial instruments	10,759	3,335
Re-measurement gain on previously held equity investment	-	(5,156)
Deferred income taxes	284	(3,487)
Net loss from equity accounted investee	-	82
Landfill closure and post-closure expenditures	(1,047)	(811)
Changes in non-cash working capital items	2,139	(18,359)
Cash generated from operating activities	88,175	74,872
INVESTING
Acquisitions	(29,838)	(8,298)
Restricted cash deposits	-	(1)
Investment in other receivables	(23)	-
Proceeds from other receivables	10	19
Funded landfill post-closure costs	(287)	(344)
Purchase of capital assets	(51,232)	(34,430)
Purchase of landfill assets	(9,964)	(9,408)
Proceeds from the sale of capital and landfill assets	1,263	361
Proceeds from asset divestiture	76,190	-
Investment in landfill development assets	(67)	(186)
Cash utilized in investing activities	(13,948)	(52,287)
FINANCING
Payment of deferred financing costs	-	(48)
Proceeds from long-term debt	93,029	73,811
Repayment of long-term debt	(133,257)	(64,848)
Proceeds from the exercise of stock options	53	32
Repurchase of common shares and related costs	(15,284)	-
Purchase of, net of proceeds from, restricted shares	(2,481)	(3,455)
Dividends paid to shareholders	(14,504)	(15,656)
Cash utilized in financing activities	(72,444)	(10,164)
Effect of foreign currency translation on cash and cash equivalents	(6,485)	(2,119)
NET CASH (OUTFLOW) INFLOW	(4,702)	10,302
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	41,636	31,980
CASH AND CASH EQUIVALENTS, END OF PERIOD	$36,934	$42,282
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$36,933	$39,996
Cash equivalents	1	2,286
	$36,934	$42,282
Cash paid during the period for:
Income taxes	$12,962	$12,322
Interest	$15,043	$14,369

Progressive Waste Solutions Ltd. – March 31, 2015 - 5

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the FX impact on selected results for the three months ended March 31, 2015.

			Three months ended
	March 31, 2014	March 31, 2015	March 31, 2015	March 31, 2015	March 31, 2015
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$469,770	$9,634	$479,404	$(19,199)	$460,205
Operating expenses	293,198	6,339	299,537	(11,019)	288,518
Selling, general and administration	65,065	5,979	71,044	(3,346)	67,698
Amortization	67,207	(665)	66,542	(2,533)	64,009
Net loss (gain) on sale of capital and landfill assets	3,033	(12,235)	(9,202)	8	(9,194)
Operating income	41,267	10,216	51,483	(2,309)	49,174
Interest on long-term debt	14,943	2,448	17,391	(1,935)	15,456
Net foreign exchange loss (gain)	53	(371)	(318)	35	(283)
Net loss on financial instruments	3,335	8,813	12,148	(1,389)	10,759
Re-measurement gain on previously held
equity investment	(5,156)	5,156	-	-	-
Income before net income tax expense and
net loss from equity accounted investee	28,092	(5,830)	22,262	980	23,242
Net income tax expense	2,091	2,874	4,965	156	5,121
Net loss from equity accounted investee	82	(82)	-	-	-
Net income	$25,919	$(8,622)	$17,297	$824	$18,121

Adjusted EBITDA(A)	$112,862	$(989)	$111,873	$(5,001)	$106,872
Adjusted EBITA(A)	$59,553	$(2,574)	$56,979	$(2,818)	$54,161
Adjusted operating income or adjusted operating EBIT(A)	$42,622	$11,912	$54,534	$(2,477)	$52,057
Adjusted net income(A)	$24,752	$3,835	$28,587	$(345)	$28,242
Free cash flow(B)	$48,694	$(20,678)	$28,016	$(395)	$27,621

Progressive Waste Solutions Ltd. – March 31, 2015 - 6

Other Financial Highlights
(all amounts are in thousands of U.S. dollars, excluding per share amounts)

	Three months ended
		March 31
	2015	2014

Operating income	$49,174	$41,267
Transaction and related costs (recoveries) - SG&A	228	(1,083)
Fair value movements in stock options - SG&A(*)	729	2,054
Restricted share expense - SG&A(*)	311	384
Non-operating or non-recurring expenses - SG&A	1,615	-
Adjusted operating income or adjusted operating EBIT(A)	52,057	42,622
Net (gain) loss on sale of capital and landfill assets	(9,194)	3,033
Amortization	64,009	67,207
Adjusted EBITDA(A)	106,872	112,862
Amortization of capital and landfill assets	(52,711)	(53,309)
Adjusted EBITA(A)	$54,161	$59,553

Net income	$18,121	$25,919
Transaction and related costs (recoveries) - SG&A	228	(1,083)
Fair value movements in stock options - SG&A(*)	729	2,054
Restricted share expense - SG&A(*)	311	384
Non-operating or non-recurring expenses - SG&A	1,615	-
Net loss on financial instruments	10,759	3,335
Re-measurement gain on previously held equity investment	-	(5,156)
Net income tax recovery	(3,521)	(701)
Adjusted net income(A)	$28,242	$24,752
Note:
(*)Amounts exclude long-term incentive plan ("LTIP") compensation.

Adjusted net income (A)
per weighted average share, basic	$0.25	$0.21
Adjusted net income (A)
per weighted average share, diluted	$0.25	$0.21

Replacement and growth expenditures
Replacement expenditures	$38,641	$26,925
Growth expenditures	22,555	16,913
Total replacement and growth expenditures	$61,196	$43,838

Cash flow
Cash generated from operating activities (statement of cash flows)	$88,175	$74,872
Free cash flow(B)	$27,621	$48,694
Free cash flow (B)
per weighted average share, diluted	$0.25	$0.42

Dividends
Dividends paid (common shares)	$14,504	$15,656

Progressive Waste Solutions Ltd. – March 31, 2015 - 7

Segment Highlights – Additional details regarding the FX impact on our comparative results can be found in the Foreign Currency section of this report.
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
			Three months ended
					March 31
	2014	2015		2015
	(as reported)	(holding FX constant with the comparative period)	Change	(as reported)	Change

Revenues	$469,770	$479,404	$9,634	$460,205	$(9,565)
Canada	$167,361	$173,080	$5,719	$153,881	$(13,480)
U.S. south	$221,854	$237,571	$15,717	$237,571	$15,717
U.S. northeast	$80,555	$68,753	$(11,802)	$68,753	$(11,802)

Operating expenses	$293,198	$299,537	$6,339	$288,518	$(4,680)
Canada	$94,116	$99,336	$5,220	$88,317	$(5,799)
U.S. south	$140,719	$153,152	$12,433	$153,152	$12,433
U.S. northeast	$58,363	$47,049	$(11,314)	$47,049	$(11,314)

SG&A (as reported)	$65,065	$71,044	$5,979	$67,698	$2,633
Canada	$17,164	$18,759	$1,595	$16,678	$(486)
U.S. south	$21,551	$24,922	$3,371	$24,922	$3,371
U.S. northeast	$9,296	$10,086	$790	$10,086	$790
Corporate	$17,054	$17,277	$223	$16,012	$(1,042)

EBITDA(A) (as reported)	$111,507	$108,823	$(2,684)	$103,989	$(7,518)
Canada	$56,081	$54,985	$(1,096)	$48,886	$(7,195)
U.S. south	$59,584	$59,497	$(87)	$59,497	$(87)
U.S. northeast	$12,896	$11,618	$(1,278)	$11,618	$(1,278)
Corporate	$(17,054)	$(17,277)	$(223)	$(16,012)	$1,042

Adjusted SG&A	$63,710	$67,994	$4,284	$64,815	$1,105
Canada	$17,164	$18,759	$1,595	$16,678	$(486)
U.S. south	$21,551	$24,922	$3,371	$24,922	$3,371
U.S. northeast	$9,296	$10,086	$790	$10,086	$790
Corporate	$15,699	$14,227	$(1,472)	$13,129	$(2,570)

Adjusted EBITDA(A)	$112,862	$111,873	$(989)	$106,872	$(5,990)
Canada	$56,081	$54,985	$(1,096)	$48,886	$(7,195)
U.S. south	$59,584	$59,497	$(87)	$59,497	$(87)
U.S. northeast	$12,896	$11,618	$(1,278)	$11,618	$(1,278)
Corporate	$(15,699)	$(14,227)	$1,472	$(13,129)	$2,570

Progressive Waste Solutions Ltd. – March 31, 2015 - 8

Revenues
Gross revenue by service type
The table below outlines gross revenue by service type prepared on a consolidated basis and includes the impact of FX.

			Three months ended
			March 31
	2015	%	2014	%

Commercial	$169,593	36.9	$173,062	36.8
Industrial	82,050	17.8	82,597	17.6
Residential	108,793	23.6	109,919	23.4
Transfer and disposal	141,000	30.6	148,691	31.7
Recycling	12,138	2.6	16,439	3.5
Other	11,596	2.5	9,628	2.0
Gross revenues	525,170	114.0	540,336	115.0

Intercompany	(64,965)	(14.0)	(70,566)	(15.0)
Revenues	$460,205	100.0	$469,770	100.0

Revenue growth or decline components – expressed in percentages and excluding FX
The table below has been prepared assuming Canadian and U.S. dollar parity except for percentages that include FX.

	Three months ended
		March 31
	2015	2014

Price
Price(1)	1.8	1.9
Fuel surcharges	(0.9)	(0.1)
Recycling and other	(0.9)	0.3
Total price growth	-	2.1

Volume	1.0	(2.1)
Total organic growth	1.0	-

Net acquisitions	1.1	(0.2)
Total growth (decline) excluding FX	2.1	(0.2)

FX	(4.1)	(3.3)
Total decline including FX	(2.0)	(3.5)

(1)Price reflects organic average price change, net of rollbacks and excludes fuel surcharges.

Progressive Waste Solutions Ltd. – March 31, 2015 - 9

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow(B) - cash flow approach
	Three months ended
			March 31
	2015	2014	Change

Cash generated from operating activities	$88,175	$74,872	$13,303

Operating and investing
Stock option expense(*)	729	2,054	(1,325)
LTIP portion of restricted share expense	(495)	(332)	(163)
Acquisition and related
costs (recoveries)	228	(1,083)	1,311
Non-operating or non-recurring expenses	1,615	-	1,615
Changes in non-cash working capital items	(2,139)	18,359	(20,498)
Capital and landfill asset purchases	(61,196)	(43,838)	(17,358)
Proceeds from the sale of capital and landfill assets	1,263	361	902

Financing
Purchase of restricted shares(*)	(276)	(1,752)	1,476
Net realized foreign
exchange (gain) loss	(283)	53	(336)
Free cash flow(B)	$27,621	$48,694	$(21,073)

Note:
(*)Amounts exclude LTIP compensation.

Progressive Waste Solutions Ltd. – March 31, 2015 - 10

Free cash flow(B) – adjusted EBITDA(A)  approach
We typically calculate free cash flow(B) using an operations approach which reflects how we manage the business and our free cash flow(B).

	Three months ended
			March 31
	2015	2014	Change

Adjusted EBITDA(A)	$106,872	$112,862	$(5,990)

Purchase of restricted shares(*)	(276)	(1,752)	1,476
Capital and landfill asset purchases	(61,196)	(43,838)	(17,358)
Proceeds from the sale of capital and landfill assets	1,263	361	902
Landfill closure and post- closure expenditures	(1,047)	(811)	(236)
Landfill closure and post- closure cost accretion expense	1,599	1,539	60
Interest on long-term debt	(15,456)	(14,943)	(513)
Non-cash interest expense	699	854	(155)
Current income tax expense	(4,837)	(5,578)	741
Free cash flow(B)	$27,621	$48,694	$(21,073)

Note:
(*)Amounts exclude LTIP compensation.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)
At March 31, 2015, the ratio of funded debt to EBITDA is 2.85 times.

Foreign Currency
(in thousands of U.S. dollars unless otherwise stated)

We have elected to report our financial results in U.S. dollars. However, we earn a significant portion of our revenues and income in Canada.  Based on our 2015 guidance outlook, if the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $8,600.  Adjusted EBITDA(A) is similarly impacted by approximately $2,800, assuming a strengthening U.S. dollar.  The impact on adjusted net income(A) and free cash flow(B) for a similar change in FX rate, results in an approximately $1,000 decline for each.  Should the U.S. dollar weaken by one cent, our reported revenues, adjusted EBITDA(A), adjusted net income(A) and free cash flow(B) will improve by amounts similar to those outlined above as a result of a strengthening U.S. dollar.

	2015			2014
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$0.8620		$0.9052
March 31	$0.7885	$0.8057	$0.8057	$0.9047	$0.9062	$0.9062

Quarterly dividend declared
The Company’s Board of Directors declared a quarterly dividend of $0.16 Canadian per share to shareholders of record on June 30, 2015.  The dividend will be paid on July 15, 2015.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Progressive Waste Solutions Ltd. – March 31, 2015 - 11

Definitions

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, interest on long-term debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense.  Non-recurring expenses include certain equity based compensation amounts, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time.   These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on sale of capital and landfill assets – as a non-cash item the net gain or loss on sale of capital and landfill assets has no impact on the determination of free cash flow(B).  In addition, the sale of capital and landfill assets does not reflect a primary operating activity and therefore represents a different class of income or expense than those included in adjusted EBITDA.

Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time.  Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Loss on extinguishment of debt – as a non-cash item, loss on extinguishment is not indicative of our operating profitability and reflects a resulting charge from a change in our debt financing.  Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Re-measurement gain on previously held equity investment – as a non-cash item, the re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

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All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization attributable to capital and landfill assets.  All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for goodwill impairment, net gain or loss on the sale of capital and landfill assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets.  All references to “Adjusted net income” are to adjusted operating income after adjusting, as applicable, net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt, other expenses and net income tax expense or recovery.

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows.  Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  Each of these measures is important for investors and is used by management to manage its business.  Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors.  Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital.  In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees.  Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets.  Intangible assets are measured at fair value when we complete an acquisition and are amortized over their estimated useful lives.  We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state.  We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses.  Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective.  Finally, adjusted net income is a measure of our overall earnings and profits and is further used to calculate our adjusted net income per share.  Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses.  Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

 (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

Guidance Outlook
Included in our press release for the fourth quarter and year ended December 31, 2014, issued February 26, 2015, was our outlook for the fiscal year ending December 31, 2015, including our 2015 outlook assumptions and factors.  This press release is available at www.sec.gov and www.sedar.com.  As of April 30, 2015, our outlook, including the related assumptions and factors provided on February 26, 2015 for fiscal year ending December 31, 2015, remains unchanged.

Caution regarding forward looking statements
The Company’s 2015 outlook is subject to the same risks and uncertainties outlined in the Risk and Uncertainties section of the Company’s Management Discussion and Analysis, as applicable and investors are urged to fully review these sections before making an investment decision.  This press release contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of the Company’s Management Discussion and Analysis.  We caution that the list of factors is illustrative and by no means exhaustive.  In addition, we cannot assure you that any of our expectations, estimates or projections will be achieved.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this press release are qualified by these cautionary statements.  The forward-looking statements in this press release are made as of the date of this press release and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

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About Progressive Waste Solutions Ltd.
As one of North America’s largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions Ltd., visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

 Management will hold a conference call on Thursday, April 30, 2015, at 8:30 a.m. (ET) to discuss results for the three months ended March 31, 2015. Participants may listen to the call by dialing 1-888-300-0053, conference ID 22768757, at approximately 8:20 a.m. (ET). International or local callers should dial 647-427-3420. The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com. A supplemental slide presentation will be available at www.progressivewaste.com.

A replay will be available after the call until Thursday, May 14, 2015, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 22768757. International or local callers can access the replay by dialing 404-537-3406. The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

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